

September 26, 2014

Via E-Mail
Mr. Timothy R. Horne
Chief Financial Officer
Dover Motorsports, Inc.
1131 North DuPont Highway
Dover, Delaware 19901

  Re: Dover Motorsports, Inc.
     Form 10-K for the year ended December 31, 2013
     Filed March 7, 2014
     File No. 001-11929
     Form 10-Q for the period ended June 30, 2014
     Filed August 1, 2014
     File No. 001-11929

Dear Mr. Horne:

  We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Quarterly Report on Form 10-Q for the quarter ended June 30, 2014
Note 2. Business Operations, page 5

1. We note the disclosure indicating that on May 29, 2014 you entered into a definitive agreement to sell the Nashville facility to NeXovation Inc for $27 million in cash and the assumption of your obligations under certain Variable Rate Tax Exempt Infrastructure Revenue Bonds. We also note that the sale is expected to close in the third quarter of 2014 and that the net proceeds from the sale will be $21 to $22 million after income taxes and settlement adjustments. Given that your current carrying value for this facility is $26 million based on the amount reflected in your June 30, 2014 balance sheet as assets held for sale, and your expected net proceeds from the sale will be $21 to $22 million, please explain why you were not required to recognize an additional impairment charge with

respect to this facility during the quarter ended June 30, 2014 to recognize the asset held for sale at the lower of its carrying amount or fair value less costs to sell pursuant to ASC 360-10-35-43. As part of your response and your revised disclosure, please indicate the amount of any gain or loss on sale that you expect to recognize in connection with the disposal of this facility and explain how such amount was calculated or determined.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346, or in her absence, the undersigned at (202) 551-3750 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief